UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32327

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NALICO Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Rudolf Diesel Strasse 9
(No. and Street)

Giessen (City) Germany (State) 35394 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Gray , JR. 011-49-641-9482901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Overseas Financial Management Consultants
(Name – *if individual, state last, first, middle name*)

Neptunstrasse 9 (Address) Wiesbaden (City) Germany (State) 65191 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Gray, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NALICO Equity Corporation, as of 31 December, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Given under my hand and seal this 24 day of Feb 04
my commission expires 15 Oct 07
Robert W. Woodward notary

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Annual Short 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: NALICO EQUITY CORPORATION [0013]

SEC File Number: 8- 32327 [0014]

Address of Principal Place of Business: RUDOLF-DIESEL-STR 9 [0020]

GIESSEN [0021] [0022] D-35394 [0023]

Firm ID: 15530 [0015]

For Period Beginning 01/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: James A. Gray, Jr. [0030] Phone: (049) 641-9482 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	8,473 [0200]		8,473 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	[0295]		
B. Other	[0300]	5,653 [0550]	5,653 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	7,189 [0424]		
E. Spot commodities	[0430]		7,189 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities [0160]			
7. Secured demand notes	[0470]	[0640]	0 [0890]

market value of collateral:			
A. Exempted securities [0170]			
B. Other securities [0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**	15,662 [0540]	5,653 [0740]	21,315 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	148 [1385]	148 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. *Liabilities subordinated to claims of general creditors:*			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders** [1000]			
2. **Includes equity subordination**			

(15c3-1(d)) of

[1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	0 [1230]	148 [1450]	148 [1760]

Ownership Equity

	Total
21. *Sole proprietorship*	[1770]
22. Partnership (limited partners ____ [1020])	[1780]
23. Corporations:	
A. **Preferred stock**	[1791]
B. **Common stock**	[1792]
C. **Additional paid-in capital**	26,000 [1793]
D. **Retained earnings**	-4,833 [1794]
E. **Total**	21,167 [1795]
F. **Less capital stock in treasury**	[1796]
24. TOTAL OWNERSHIP EQUITY	21,167 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	21,315 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
01/01/2003 [3932]	12/31/2003 [3933]	12 [3931]

REVENUE

1.	Commissions:	
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b. Commissions on listed option transactions	[3938]
	c. All other securities commissions	[3939]
	d. Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts	
	a. From market making in options on a national securities exchange	[3945]
	b. From all other trading	[3949]
	c. Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	41,867 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Other revenue	1,950 [3995]
9.	Total revenue	43,817 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	5,250 [4120]
11.	Other employee compensation and benefits	24,580 [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	[4075]
	a. Includes interest on accounts subject to subordination agreements [4070]	
14.	Regulatory fees and expenses	2,942 [4195]
15.	Other expenses	5,157 [4100]
16.	Total expenses	37,929 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	5,888 [4210]

18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		5,888 [4230]

NALICO Equity Corporation
Balance Sheet
As of December 31, 2003

	Dec 31, 03
ASSETS	
Current Assets	
Checking/Savings	
AmSouth	7,337.25
CRDRN	1,136.00
OPP Cash Reserve Class A	6,858.65
PIO Euro Reserve Fund	330.47
Total Checking/Savings	15,662.37
Accounts Receivable	
Accounts Receivable	1,852.03
Total Accounts Receivable	1,852.03
Other Current Assets	
Pioneer Reserve Account	-38.29
Undeposited Funds	-520.09
Total Other Current Assets	-558.38
Total Current Assets	16,956.02
Other Assets	
Dealer Reserve	4,355.80
WRL PBM	3.00
Total Other Assets	4,358.80
TOTAL ASSETS	**21,314.82**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
AMERICO - Charge Backs	147.95
Total Other Current Liabilities	147.95
Total Current Liabilities	147.95
Total Liabilities	147.95
Equity	
Additional Ivestment from Owner	1,000.00
Opening Bal Equity	14,278.89
Net Income	5,887.98
Total Equity	21,166.87
TOTAL LIABILITIES & EQUITY	**21,314.82**

12:52 PM

02/23/04

Accrual Basis

NALICO Equity Corporation
Profit & Loss
January through December 2003

	Jan - Dec 03
Ordinary Income/Expense	
Income	
Fund Commissions	
Commission Overpayment	-1,395.76
Fund Commissions - Other	43,263.12
Total Fund Commissions	41,867.36
Life Insurance Commission	1,730.76
Total Income	43,598.12
Expense	
Bank Service Charges	438.19
Depreciation Expense	
Exchange Rate Evaluation	61.01
Depreciation Expense - Other	674.85
Total Depreciation Expense	735.86
Directors Expense	
Home Office Expense	1,062.57
Meals	1,056.26
Travel	3,131.61
Total Directors Expense	5,250.44
Dues and Subscriptions	
NASD Fees	2,765.00
Dues and Subscriptions - Other	177.00
Total Dues and Subscriptions	2,942.00
Office Expense	256.68
Payroll Expenses	24,579.81
Postage and Delivery	1,351.63
Printing and Reproduction	64.21
Professional Fees	
Legal Fees	1,800.00
Total Professional Fees	1,800.00
Sales And Training	489.09
Total Expense	37,907.91
Net Ordinary Income	5,690.21
Other Income/Expense	
Other Income	
Interest Income	7.77
Other Income	211.00
Total Other Income	218.77
Other Expense	
Other Expenses	21.00
Total Other Expense	21.00
Net Other Income	197.77
Net Income	**5,887.98**

12:53 PM

02/23/04

Accrual Basis

NALICO Equity Corporation
Profit & Loss
December 2003

	Dec 03
Ordinary Income/Expense	
Income	
Fund Commissions	3,462.79
Life Insurance Commission	380.10
Total Income	3,842.89
Expense	
Bank Service Charges	51.00
Depreciation Expense	
Exchange Rate Evaluation	-42.26
Depreciation Expense - Other	674.85
Total Depreciation Expense	632.59
Directors Expense	
Home Office Expense	370.81
Meals	156.61
Travel	1,026.72
Total Directors Expense	1,554.14
Office Expense	-1.00
Payroll Expenses	1,500.59
Postage and Delivery	1,133.55
Sales And Training	489.09
Total Expense	5,359.96
Net Ordinary Income	-1,517.07
Other Income/Expense	
Other Income	
Other Income	211.00
Total Other Income	211.00
Net Other Income	211.00
Net Income	**-1,306.07**

12:53 PM

02/23/04

Accrual Basis

NALICO Equity Corporation
Profit & Loss
October through December 2003

	Oct - Dec 03
Ordinary Income/Expense	
Income	
Fund Commissions	12,370.96
Life Insurance Commission	380.10
Total Income	12,751.06
Expense	
Bank Service Charges	147.00
Depreciation Expense	
Exchange Rate Evaluation	-42.26
Depreciation Expense - Other	674.85
Total Depreciation Expense	632.59
Directors Expense	
Home Office Expense	393.34
Meals	177.56
Travel	1,105.21
Total Directors Expense	1,676.11
Dues and Subscriptions	
NASD Fees	465.00
Total Dues and Subscriptions	465.00
Office Expense	-1.00
Payroll Expenses	4,867.47
Postage and Delivery	1,228.52
Sales And Training	489.09
Total Expense	9,504.78
Net Ordinary Income	3,246.28
Other Income/Expense	
Other Income	
Other Income	211.00
Total Other Income	211.00
Net Other Income	211.00
Net Income	3,457.28

Changes in Financial Condition

01/01/2003 Through 12/31/2003 (in US Dollars)

	01/01/2002 - 12/31/2002	01/01/2003-12/31/2003	Amount Difference
INFLOWS			
Dealer Concessions	$165,059.00	$38,178.70	-$126,880.30
12B-1 Fees	$25.66	$4,795.51	$4,769.85
Total Dealer Concessions	**$165,084.66**	**$42,974.21**	**-$122,110.45**
Div Income	$61.09	$0.00	-$61.09
Insurance Overrides	$0.00	$1,730.76	$1,730.76
Other Income			
Application Fees	$3,045.00	$0.00	-$3,045.00
Bank Error (+)	$807.94	$0.00	-$807.94
CRD Reallocation	$127.00	$0.00	-$127.00
Interest	$0.00	$7.77	$7.77
State Renewal Fees	$440.00	$0.00	-$440.00
Other Income	$0.00	$211.00	$211.00
Total Other Income	**$4,419.94**	**$218.77**	**-$4,201.17**
Wood-Hart PBM	$128.73	$0.00	-$128.73
WRL PBM	$154.75	$0.00	-$154.75
TOTAL INFLOWS	**$169,849.17**	**$44,923.74**	**-$124,925.43**
OUTFLOWS			
Business Expense			
Ads	$1,409.40	$0.00	-$1,409.40
Bank Charge	$735.60	$438.19	-$297.41
Corporate Fee	$275.00	$177.00	-$98.00
Corporate Meetings	$1,070.45	$0.00	-$1,070.45
Directors Expense			
Home Office Expense	$0.00	$1,062.57	$1,062.57
Meals	$0.00	$1,056.26	$1,056.26
Travel, Business	$0.00	$3,131.61	$3,131.61
Total Director Expense	**$0.00**	**$5,250.44**	**$5,250.44**
Education			
Securities Conference	$2,275.00	$0.00	-$2,275.00
Study Materials	$543.60	$0.00	-$543.60
On Site Training	$660.00	$489.09	-$170.91
Total Education	***$3,478.60***	**$489.09**	**-$2,989.51**
Executive Consultant's Office	$33,000.00	$0.00	-$33,000.00
Expense Reimbursement	$76.25	$0.00	-$76.25
Meals & Entertn Bus	$606.35	$0.00	-$606.35
NALICO Home Office	$11,000.00	$0.00	-$11,000.00
Depreciation Expense	$0.00	$735.86	$735.86
Office Supplies	$319.31	$256.68	-$62.63
Postage and Delivery	$491.75	$1,351.63	$859.88
Printing and Reproduction	$42.46	$64.21	$21.75
Service Charge	$560.98	$0.00	-$560.98
Legal Fees		$1,800.00	$1,800.00
Taxes			
Federal	$368.00	$0.00	-$368.00
Franchise	$110.00	$110.00	$0.00
Total Taxes	**$478.00**	**$110.00**	**-$368.00**
Travel, Business	$8,890.16	$0.00	-$8,890.16
Utilities, Business			
Internet Line	$130.00	$0.00	-$130.00
Telephone	$2,665.57	$0.00	-$2,665.57
Total Utilities, Business	$2,795.57	$0.00	-$2,795.57
Total Business Expense	**$65,229.88**	**$10,673.10**	**-$54,556.78**

Changes in Financial Condition

01/01/2003 Through 12/31/2003 (in US Dollars)

Commission	$113,460.17	$24,579.81	-$88,880.36
Override	$7,779.24	$0.00	-$7,779.24
Total Commission	**$121,239.41**	**$24,579.81**	**-$96,659.60**
Liscense and Registration	$3,808.00	$2,765.00	-$1,043.00
Other Exp	$728.42	$21.00	-$707.42
To Dealer Reserve	$1,421.49	$996.85	-$424.64
TOTAL OUTFLOWS	***$192,427.20***	**$39,035.76**	**-$153,391.44**
Overall Total	**-$27,342.54**	**$5,887.98**	**$33,230.52**

NALICO EQUITY CORPORATION
Accountant's Report

The audited financial statements of NALICO EQUITY CORPORATION for the fiscal year ending December 31, 2003, and my report thereon, are presented in the preceding sections of this report. In accordance with the requirements of SEC Rule 17a-5, the following statements are added.

The audit was made in accordance with generally-accepted auditing standards. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Four minor discrepancies were discovered, and are noted on the attached document. No material inadequacies were discovered. Appropriate adjustments were made to correct the four discrepancies.

Thomas Joseph Herold

February 23, 2004
Date

Wiesbaden, Germany
Location

Attachment to Accountant's Report

Discrepancies disclosed during annual audit of NALICO EQUITY CORPORATION
financial statements for the fiscal year ending December 31, 2003.

	Description	DR	CR	Explanation
1	Depreciation Expense	674.85		Use Section 179 to depreciate computer software
	Computer Software		674.85	
2	PIO Euro Reserve Fund	42.26		Adjust Pioneer EURO account to reflect appropriate year-end exchange rate
	Exchange Gain		42.26	
3	Overpayment of Funds	420.00		Correct a posting error
	Fund Commissions		420.00	
4	Company VISA Card	1.00		Correct a posting error
	Office Expense - Other		1.00	